Exhibit 4.20

[CONFORMED COPY]

CERTIFICATE OF FORMATION OF

ZAZA ENERGY, LLC

A LIMITED LIABILITY COMPANY

This certificate of formation is submitted for filing pursuant to the applicable provisions of the Texas Business Organizations Code.

Article I - Entity Name and Type

The name and type of filing entity being formed are: ZAZA ENERGY, LLC., a Texas limited liability company (hereinafter “Company”).

Article II - Purpose

The purpose for which the Company is organized is any lawful purpose which may be undertaken by the company in accordance with the applicable provisions of the Texas Business Organizations Code.

Article III - Registered Office and Registered Agent

The initial registered agent is an individual resident of the state whose name is Rick Vestal.  The business address of the initial registered agent and the initial registered office is: 107 N. Washington St., Beeville, Texas 78102.

Article IV - Principle Office

The address of the Company’s principal office in the state is: 600 Leopard St., Suite 2100, Corpus Christi, Texas 78473.

Article V - Organizer

The name and address of the organizer is:

Name	Address

GASTON KEARBY	600 Leopard St., Suite 2100
Corpus Christi, Texas 78473

Article VI - Governing Authority

The company shall be managed by its Managers.  The name and address of the person who is to serve as a Manager until the first annual meeting of the company’s Members or until successors are elected and qualified is:

Name	Address

Todd A. Brooks	1301 McKinney St., Suite 2850
Houston, Texas 77010

Ian H. Fay	1301 McKinney St., Suite 2850
Houston, Texas 77010

Article VII - Effective Date of Filing

This certificate of formation becomes effective when the document is filed by the secretary of state.

Article VIII - Execution

This document is signed subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.